Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No.: 1-34554

The following communication was sent to employees of AT&T:

A message about AT&T’s agreement to acquire DirecTV

To: All employees worldwide

Today, we announced that we’ve entered into a definitive agreement to acquire DirecTV in a stock-and-cash transaction. This is an important step forward for our company. I’m excited about the opportunities it will open up for us. And I encourage you to look at the details in our news release and watch this video message. (Please read the disclaimer below before watching the video.)

This gives us the opportunity to create a unique company. Combined, we’ll have the premier nationwide mobile business along with the leading nationwide video platform, and when we’re done we’ll reach 70 million customer locations with broadband. This means we have an opportunity to redefine the video entertainment industry, delivering content to consumers across multiple screens – mobile devices, TVs, laptops, the backseat displays of connected cars, and even airplanes.

DirecTV has an impressive set of assets – including a great brand, premier content relationships, a high-quality customer base, and terrific Latin American operations. Our plan is to build on these capabilities and grow. We’ll sell bundles that include video along with our broadband and mobile services. We’ll use all of our sales channels, including our stores nationwide. We also plan to use DirecTV’s platforms to develop new services.

We have a lot of opportunity ahead. But we anticipate it will take about 12 months to complete the transaction, and until then, we continue to be separate companies – no change. So, I ask you to keep your focus.

Thank you again for all you do to delight our customers. Let’s continue to execute hard as we move forward with this transaction.

Randall

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s website at http://www.att.com/investors.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s website at http://www.investors.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.